CUSIP No. 756207106	13D	Page 1 of 10 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Receptos, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

756207106

(CUSIP Number)

Noubar B. Afeyan, Ph.D.

Flagship Ventures

One Memorial Drive, 7th Floor

Cambridge, Massachusetts 02142

(617) 868-1888

with a copy to:

Sarah Rothermel, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 10 pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 756207106	13D	Page 2 of 10 Pages

(1)	Names of reporting persons Flagship Ventures Fund 2007, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or place of organization. Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power. 0
	(8)	Shared voting power. 1,611,911
	(9)	Sole dispositive power. 0
	(10)	Shared dispositive power. 1,611,911
(11)	Aggregate amount beneficially owned by each reporting person. 1,611,911 (see Attachment A)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions). ☐
(13)	Percent of class represented by amount in Row (11). 8.79% (see Attachment A)
(14)	Type of reporting person (see instructions). PN

CUSIP No. 756207106	13D	Page 3 of 10 Pages

(1)	Names of reporting persons Flagship Ventures 2007 General Partner LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or place of organization. Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power. 0
	(8)	Shared voting power. 1,611,911
	(9)	Sole dispositive power. 0
	(10)	Shared dispositive power. 1,611,911
(11)	Aggregate amount beneficially owned by each reporting person. 1,611,911 (see Attachment A)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions). ☐
(13)	Percent of class represented by amount in Row (11). 8.79% (see Attachment A)
(14)	Type of reporting person (see instructions). 00

CUSIP No. 756207106	13D	Page 4 of 10 Pages

(1)	Names of reporting persons Noubar B. Afeyan, Ph.D.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or place of organization. United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power. 0
	(8)	Shared voting power. 1,611,911
	(9)	Sole dispositive power. 0
	(10)	Shared dispositive power. 1,611,911
(11)	Aggregate amount beneficially owned by each reporting person. 1,611,911 (see Attachment A)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions). ☐
(13)	Percent of class represented by amount in Row (11). 8.79% (see Attachment A)
(14)	Type of reporting person (see instructions). IN

CUSIP No. 756207106	13D	Page 5 of 10 Pages

(1)	Names of reporting persons Edwin M. Kania, Jr.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or place of organization. United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power. 0
	(8)	Shared voting power. 1,611,911
	(9)	Sole dispositive power. 0
	(10)	Shared dispositive power. 1,611,911
(11)	Aggregate amount beneficially owned by each reporting person. 1,611,911 (see Attachment A)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions). ☐
(13)	Percent of class represented by amount in Row (11). 8.79% (see Attachment A)
(14)	Type of reporting person (see instructions). IN

CUSIP No. 756207106	13D	Page 6 of 10 Pages

Item 1. Security and Issuer.

This Amendment No. 1 amends, supplements and restates (as applicable) the statement on Schedule 13D filed on May 9, 2013 (the “Original Filing”), and relates to the Reporting Persons’ (as defined in Item 2 of the Original Filing) beneficial ownership interest in the common stock, par value $0.001 per share (the “Common Stock”), of Receptos, Inc., a Delaware Corporation (the “Issuer”). The address of the principal executive office of the Issuer is 10835 Road to the Cure, Suite 205, San Diego, California 92121. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Original Filing.

This Amendment No. 1 is being filed solely to reflect certain dispositions of the Issuer’s Common Stock by the Reporting Persons.

Item 2. Identity and Background.

There are no amendments to Item 2 of the Original Filing.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Filing is hereby amended by inserting the following text:

“On November 14, 2013, the Reporting Persons sold 155,583 shares of the Issuer’s Common Stock on the open market at a weighted average price per share of $25.03.

On November 15, 2013, the Reporting Persons sold 54,904 shares of the Issuer’s Common Stock on the open market at a weighted average price per share of $24.22.

On November 18, 2013, the Reporting Persons sold 20,300 shares of the Issuer’s Common Stock on the open market at a weighted average price per share of $24.09.

On November 19, 2013, the Reporting Persons sold 13,300 shares of the Issuer’s Common Stock on the open market at a weighted average price per share of $23.01.

On November 20, 2013, the Reporting Persons sold 68,341 shares of the Issuer’s Common Stock on the open market at a weighted average price per share of $22.72.”

Item 4. Purpose of Transaction.

There are no amendments to Item 4 of the Original Filing.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Filing is hereby and restated to read in its entirety as follows:

“The aggregate percentage of shares of Common Stock reported beneficially owned by each person named herein has been determined in accordance with SEC rules and is based upon 18,337,797 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ending September 30, 2013, which was filed with the Securities and Exchange Commission on October 31, 2013. The applicable SEC rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of Common Stock issuable upon the conversion or exercise of other securities that are immediately convertible or exercisable, or are convertible or exercisable within 60 days of the filing of this Report.”

A.	Flagship Ventures Fund 2007, L.P.

(a)	As of the close of business on November 21, 2013, Flagship Fund was the record owner and beneficial owner of 1,611,911 shares of the Issuer’s Common Stock (the “Record Shares”), representing a beneficial ownership interest of approximately 8.79% of the outstanding shares of Common Stock.

CUSIP No. 756207106	13D	Page 7 of 10 Pages

(b)	1.	Sole power to vote or direct vote:	0

	2.	Shared power to vote or direct vote:	1,611,911

	3.	Sole power to dispose or direct the disposition:	0

	4.	Shared power to dispose or direct the disposition:	1,611,911

(c)	The Reporting Persons have not effected any transactions in the Common Stock of the Issuer in the past 60 days, except as described in Item 3 of this Schedule 13D, as amended by Amendment No. 1 thereto, which is incorporated herein by reference.

(d)	Except as disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by each of the Reporting Persons.

(e)	Not applicable.

Please see Attachment A for additional information.

B.	Flagship Ventures 2007 General Partner LLC

(a)	In its capacity as general partner of Flagship Fund, Flagship GP may be deemed to be the beneficial owner of the Record Shares, representing a beneficial ownership interest of approximately 8.79% of the outstanding shares of Common Stock.

(b)	1.	Sole power to vote or direct vote:	0

	2.	Shared power to vote or direct vote:	1,611,911

	3.	Sole power to dispose or direct the disposition:	0

	4.	Shared power to dispose or direct the disposition:	1,611,911

(c)	The Reporting Persons have not effected any transactions in the Common Stock of the Issuer in the past 60 days, except as described in Item 3 of this Schedule 13D, as amended by Amendment No. 1 thereto, which is incorporated herein by reference.

(d)	Except as disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by each of the Reporting Persons.

(e)	Not applicable.

Please see Attachment A for additional information.

C.	Noubar B. Afeyan, Ph.D.

(a)	In his capacity as managing member of Flagship GP, Afeyan may be deemed to be the beneficial owner of the Record Shares, representing a beneficial ownership interest of approximately 8.79% of the outstanding shares of Common Stock.

(b)	1.	Sole power to vote or direct vote:	0

	2.	Shared power to vote or direct vote:	1,611,911

	3.	Sole power to dispose or direct the disposition:	0

	4.	Shared power to dispose or direct the disposition:	1,611,911

(c)	The Reporting Persons have not effected any transactions in the Common Stock of the Issuer in the past 60 days, except as described in Item 3 of this Schedule 13D, as amended by Amendment No.1 thereto, which is incorporated herein by reference.

(d)	Except as disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by each of the Reporting Persons.

CUSIP No. 756207106	13D	Page 8 of 10 Pages

(e)	Not applicable.

Please see Attachment A for additional information.

D.	Edwin M. Kania, Jr.

(a)	In his capacity as managing member of Flagship GP, Kania may be deemed to be the beneficial owner of the Record Shares, representing a beneficial ownership interest of approximately 8.79% of the shares of Common Stock.

(b)	1.	Sole power to vote or direct vote:	0

	2.	Shared power to vote or direct vote:	1,611,911

	3.	Sole power to dispose or direct the disposition:	0

	4.	Shared power to dispose or direct the disposition:	1,611,911

(c)	The Reporting Persons have not effected any transactions in the Common Stock of the Issuer in the past 60 days, except as described in Item 3 of this Schedule 13D, as amended by Amendment No.1 thereto, which is incorporated herein by reference.

(d)	Except as disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by each of the Reporting Persons.

(e)	Not applicable.

Please see Attachment A for additional information.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no amendments to Item 6 of the Original Filing.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as Exhibits to this Amendment No. 1:

Exhibit Number	Exhibit Description

99.1	Joint Filing Agreement (Incorporated by reference to Exhibit 99.1 to the Original Filing, which was filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on May 9, 2013).

99.2	Third Amended and Restated Investors’ Rights Agreement dated February 3, 2012, among the Issuer and the Issuer’s securityholders listed therein (Incorporated by reference to Exhibit 4.3 of the Issuer’s Registration Statement on Form S-1 (File No. 333-187737), filed with the SEC on April 4, 2013).

CUSIP No. 756207106	13D	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FLAGSHIP VENTURES FUND 2007, L.P.

By:	Flagship Ventures 2007 General Partner LLC,
its general partner

By:	/s/ Noubar B. Afeyan, Ph.D.
Name: Noubar B. Afeyan, Ph.D.
Title: Managing Member

FLAGSHIP VENTURES 2007 GENERAL PARTNER LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name: Noubar B. Afeyan, Ph.D.
Title: Managing Member

/s/ Noubar B. Afeyan, Ph.D.
Noubar B. Afeyan, Ph.D.

/s/ Edwin M. Kania, Jr.

Edwin M. Kania, Jr.

CUSIP No. 756207106	13D	Page 10 of 10 Pages

ATTACHMENT A

Afeyan and Kania are the managing members of Flagship GP, which is the general partner of Flagship Fund. Each of Flagship GP, Afeyan, and Kania may be deemed to possess voting and investment control over the shares of Common Stock held by Flagship Fund, and, accordingly, each of Flagship GP, Afeyan, and Kania may be deemed to have indirect beneficial ownership of such shares.

Each Reporting Person disclaims beneficial ownership of the shares of the Issuer’s Common Stock described in this Schedule 13D, except to the extent of his or its pecuniary interest therein.